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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

March 30, 2020

Re:	Kingsoft Cloud Holdings Limited (CIK: 0001795589) Responses to the Staff’s Comments on the Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted March 10, 2020

Confidential

Mr. Bernard Nolan

Mr. Larry Spirgel

Ms. Inessa Kessman

Mr. Robert Littlepage

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Nolan, Mr. Spirgel, Ms. Kessman and Mr. Littlepage:

On behalf of Kingsoft Cloud Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 23, 2020 on the Company’s Draft Registration Statement on Form F-1 confidentially submitted on March 10, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

To facilitate your review, we have separately delivered to you four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement submitted on March 10, 2020.

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Amendment No. 3 to Draft Registration Statement on Form F-1

16. Loss Per Share, page F-52

1.	Please tell us in detail how you calculated your weighted average number of ordinary shares outstanding.

The Company respectfully acknowledges the Staff’s comment and has provided below a summarized computation of its weighted average number of ordinary shares outstanding during the year ended December 31, 2019:

Periods (i)	Description	Shares	Cumulative outstanding shares	Weighted percent	Weighted average outstanding shares
December 31, 2018	Opening balance	793,430,000	793,430,000	100%	793,430,000
January 1, 2019 to January 15, 2019 (ii)	Vesting of awarded shares	34,951,200	828,381,200	100%	34,951,200
January 16, 2019 to January 31, 2019	Exercise of share options	48,880,000	877,261,200	95%	46,392,083
February 15, 2019 to February 29, 2019	Exercise of share options	9,000,000	886,261,200	88%	7,875,000
March 1, 2019 to March 15, 2019	Exercise of share options	4,400,000	890,661,200	83%	3,666,667
March 16, 2019 to March 31, 2019 (ii)	Vesting of awarded shares	4,050,000	894,711,200	79%	3,206,250

					889,521,200

i.

The vesting of awarded shares and exercise of share options (“Share Award Activities”) occurred on various dates throughout the quarter ending March 31, 2019. With respect to the calculation of weighted average number of ordinary shares outstanding, the Company grouped the Share Award Activities into batches of two weeks each.

ii.	These awarded shares were granted on various grant dates in prior years, which were subject to a cliff vesting provision.

The Company further respectfully advises the Staff that the aforementioned Share Award Activities were inadvertently excluded when calculating the number of weighted average ordinary shares outstanding in the unaudited interim condensed consolidated financial statements as and for the nine months ended September 30, 2019 (the “September 30, 2019 Interim Financial Statements”) included in the draft registration statements submitted on December 20, 2019, January 23, 2020 and February 14, 2020, respectively.

The Company has evaluated the error within the context of SEC SAB 1:M and 1:N and ASC 250, Accounting Changes and Error Correction. The Company has assessed, using both quantitative and qualitative factors, the impact of the error. Based on the analysis below, the Company has concluded that the error to the number of weighted average ordinary shares outstanding and resulting impact on the loss per share is immaterial to the September 30, 2019 Interim Financial Statements taken as a whole. Outlined below is a summary of this materiality analysis that has been prepared by the Company:

Materiality analysis

Staff Accounting Bulletin No. 99

The SEC’s Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) states that a matter is material if there is a “substantial likelihood that a reasonable person would consider it important” in making an investment decision. In addition, SAB 99 also states that “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality” and that the factual context in which the user of financial statements would view the financial statement item must also be evaluated. There are situations in which a quantitatively large error could be considered immaterial upon consideration of qualitative factors and the total mix of information available to investors and there may also be situations where a quantitatively small error could be considered material. Both the Staff and Financial Accounting Standards Board, in their guidance and pronouncements, have consistently emphasized the need for the consideration of qualitative factors in an assessment of materiality.

In a situation where errors are quantitatively significant, the determination of materiality must consider both quantitative and qualitative factors as well as the total mix of information from the perspective of a reasonable investor in possession of all available information. The standard in such a situation is the fundamental materiality test set forth by the U.S. Supreme Court of whether there is “a substantial likelihood that the … fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available” in addition to consideration of the qualitative factors set forth in SAB 99 and other Staff guidance.

Based on discussion with investors and potential investors in connection with the proposed initial public offering (“IPO”), the management of the Company learned that investors did not regard loss per share within the pre-IPO periods as a meaningful measure since the number of outstanding ordinary shares will be significantly changed upon the completion of the proposed IPO as a result of the conversion of the preferred shares into ordinary shares. The meaningful financial measures to the users of the Company’s financial statements for the periods prior to the proposed IPO include revenue, gross profit (loss), EBITDA and net loss, which were not impacted by the error. When the Company was introduced to the potential investors, these measures were highlighted by the Company and were the focus of the discussion throughout its presentation to potential investors. Therefore, the Company believes that basic and diluted loss per share, is not particularly relevant to the decisions of investors.

The following analysis considers both quantitative and qualitative factors in assessing materiality of the error in the calculation of loss per share on the September 30, 2019 Interim Financial Statements.

Quantitative analysis

For the nine months ended September 30, 2019
Numerator: (RMB in thousands)
Net loss attributable to ordinary shareholders—basic and diluted	(871,691)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted (as previously reported)	793,430,000
Weighted average number of ordinary shares outstanding—basic and diluted (as revised)	888,392,867

Basic and diluted loss per share (as previously reported)	(1.10)
Basic and diluted loss per share (as revised)	(0.98)

Change	0.12

The Company respectfully advises that the Company does not believe that this difference would be quantitatively significant relative to the reported shares outstanding and loss per share amounts or considered material to the Company’s shareholders and investors, as further elaborated below. Moreover, our lenders do not rely on our loss per share amounts.

In addition, the error had no impact on the Company’s consolidated balance sheet and statement of changes in shareholders’ deficit as of and for the interim period ended September 30, 2019 other than the total number of ordinary shares outstanding. The difference also had no impact on the reported net loss or the Company’s consolidated statement of comprehensive loss for the nine-months ended September 30, 2019 other than the basic and diluted loss per share amount. The misstatement had no impact on the consolidated statement of cash flows for the nine-months ended September 30, 2019.

Qualitative analysis

The Company also analyzed the impact of the error from a qualitative perspective. In doing so the Company considered both the overall qualitative criteria listed in SAB 99 and additional specific qualitative factors directly applicable to the impact of this error on its users of its financial statements.

With respect to the overall qualitative criteria listed in SAB 99, the Company concluded the following:

•

The error did not have any impact on, nor mask a change in, the loss trend, operating results trend, non-GAAP performance measures, or other trends in any pre-IPO historical period. The Company was generating significant operating and net losses for both the nine-months ended September 30, 2019 and 2018. The Company’s loss per share decreased from 2018 to 2019, and the corrected loss per share reflects the same pattern;

•	There are no analysts’ consensus expectations for the Company during the pre-IPO process;

•	The error did not affect the Company’s compliance with loan covenants, any regulatory requirements or other contractual requirements;

•	The error did not have the effect of increasing management’s compensation by satisfying any requirements for the award of any form of base or incentive compensation; and

•	The error did not involve the concealment of an unlawful transaction or represent any indicators of fraud.

In addition, the Company considered the following specific qualitative factors:

•

The error did not mask a loss per share trend in the pre-IPO periods. The revised loss per share amount actually decreased from the amount previously reported. In addition, the error is not expected to influence the economic decision of the users of the financial statements because the Company is an emerging growth company (“EGC”), is in its pre-IPO stage and was loss-making for all periods presented. Users of the financial statements of EGCs would generally accept a loss position in pre-IPO periods and evaluate performance based on the Company’s operating trends;

•	The error did not impact any other measure reported on the face of September 30, 2019 Interim Financial Statements; and

•

The September 30, 2019 Interim Financial Statements has been superseded by the audited consolidated financial statements for the year ended December 31, 2019 in the Revised Draft Registration Statement submitted on March 10, 2020. The aforementioned Share Award Activities have been properly included in the calculation of weighted average ordinary shares outstanding and loss per share for the year ended December 31, 2019.

Conclusion

In considering all the relevant quantitative and qualitative factors above, the Company determined that the impact of this error to the September 30, 2019 Interim Financial Statements is immaterial. Further, the September 30, 2019 Interim Financial Statements has been superseded by the audited consolidated financial statements for the year ended December 31, 2019 in the Revised Draft Registration Statement submitted on March 10, 2020, which properly includes the aforementioned Share Award Activities in the calculation of weighted average ordinary shares outstanding and loss per share for the year ended December 31, 2019. Therefore, the Company believes that an amendment to the draft registration statements submitted on December 20, 2019, January 23, 2020 and February 14, 2020, respectively, would not be required as the judgement of a reasonable investor relying upon the Company’s financial statements would not be changed or influenced by the September 30, 2019 Interim Financial Statements.

21. Subsequent Events, page F-55

2.

We note your statement on page F-28 that “the Company will recognize a one-time share-based compensation expense for share-based awards subject to accelerated vesting upon the completion of an IPO.” Please confirm if the effect of accelerated vesting has been disclosed in your subsequent events footnote; otherwise, disclose the effect both in your MD&A and subsequent events footnote.

In response to the Staff’s comment, the Company has revised the disclosures on pages 41, 42, 98, F-28 and F-56 of the Revised Draft Registration Statement.

General

3.

We note the artwork on the inside front cover page of the prospectus includes a presentation of revenue, revenue growth, and net dollar retention rate without an equally prominent presentation of operating loss or net loss. In this regard, we note that your operating loss and net loss grew 26% and 25%, respectively, from 2017 to 2019 on a compound annual growth rate (CAGR) basis. Please revise. Refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the artwork on the inside front cover page accordingly.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10 8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Yulin Wang, Chief Executive Officer

Kingsoft Cloud Holdings Limited

Mr. David T. Zhang, Esq., Partner

Mr. Steve Lin, Esq., Partner

Kirkland & Ellis International LLP

Mr. Raymond Wong, Partner

Ms. Grace Lim, Partner

Ernst & Young Hua Ming LLP